Exhibit 4.3

PRUDENTIAL FINANCIAL, INC.

EXECUTIVE DEFERRED COMPENSATION PLAN FOR JENNISON

ASSOCIATES LLC

(Effective October 9, 2007)

The Prudential Financial, Inc. Executive Deferred Compensation Plan for Jennison Associates LLC is hereby adopted, effective October 9, 2007 (the “Effective Date”), by Prudential Financial, Inc. to permit Eligible Employees to defer receipt of certain compensation pursuant to the terms and provisions set forth below.

The Plan is intended (a) to comply with Code section 409A and guidance issued thereunder, and (b) to be “a plan which is unfunded and is maintained by an employer primarily for the purpose of providing deferred compensation for a select group of management or highly compensated employees” within the meaning of sections 201(2), 301(a)(3) and 401(a)(1) of ERISA. Notwithstanding any provision of the Plan to the contrary, the Plan shall be interpreted, operated and administered in a manner consistent with these intentions.

ARTICLE I

DEFINITIONS

Wherever used herein the following terms shall have the meanings hereinafter set forth:

“Account” means a bookkeeping account established by the Company for each Participant receiving credit for Company contributions or electing to defer Eligible Income under the Plan.

“Affiliate” means any corporation or other entity that is treated as a single employer with the Company under section 414 of the Code.

“Board” shall mean the Board of Directors of Jennison Associates LLC.

“Change in Control” means a “change in control event” described in the Internal Revenue Service regulations or other guidance under Code section 409A(a)(2)(A)(v). To constitute a change in control event, such event must:

(a) relate to:

(i) the Company;

(ii) Prudential Financial, Inc. (“Prudential”); or

(iii) a company that is a majority shareholder of the Company, or any company in a chain of companies in which each company is a majority shareholder of another company in the chain, ending with Prudential; and

(b) occurs on the date that:

(i) any person, or persons acting as a group (as defined in Treas. Reg. § 1.409A-3(i)(5)(v)(B)), acquires ownership of stock of the company that, together with stock held by such person or group, constitutes more than 50 percent of the total fair market value or total Voting Power of the outstanding stock of such company; provided that if such person or persons already own 50 percent or more of the fair market value of the company’s stock or Voting Power, an additional acquisition of stock will not cause a change in control event;

(ii) any person, or persons acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) ownership of stock of the company possessing 30 percent or more of the total Voting Power of such company;

(iii) a majority of members of the company’s board of directors is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the company’s board of directors prior to the date of the appointment or election; provided that for purposes of this paragraph (iii) the term “company” refers solely to Prudential; or

(iv) any person, or persons acting as a group, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the company that have a total gross fair market value equal to or more than 40 percent of the total gross fair market value of all of the assets of the company immediately prior to such acquisition or acquisitions. For this purpose, “gross fair market value” means the value of the assets of the company, or the value of the assets being disposed of, determined without regard to any liabilities associated with such assets.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committee” means the Administrative Committee provided for under the terms of the Jennison Associates Savings Plan.

“Company” means Jennison Associates LLC or any successor company or other entity.

“Date of Hire” means the date of a Participant’s first day of active employment with the Company and its Affiliates.

“Deferral Form” means a written form provided by the Committee pursuant to which an Eligible Employee may elect to defer amounts under the Plan.

“Disabled” or “Disability” means the date when a Participant is, by reason of any medically determinable physical or mental impairment which can be expected to result in death or can be expected to last for a continuous period of not less than 12 months, receiving income replacement benefits for a period of not less than three months under an accident and health plan covering employees of the Participant’s employer.

“Eligible Employee” means an Employee who is designated by the Committee or its delegate as belonging to a “select group of management or highly compensated employees,” as such phrase is defined under ERISA, and eligible to participate in the Plan. Any determination of the Committee regarding whether an Employee is an Eligible Employee shall be final and binding for all Plan purposes.

“Eligible Income” means Incentive Awards and does not include irregular, non-recurring types of compensation (e.g., bonus guarantees or signing bonuses).

“Employee” means an individual who is an employee on the U.S. payroll of the Company or its Affiliates. The term “Employee” shall not include a person hired as an independent contractor, leased employee, consultant, or a person otherwise designated by the Company or an Affiliate as not eligible to participate in the Plan, even if such person is determined to be an “employee” of the Company or an Affiliate by any governmental or judicial authority.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Incentive Award” means an amount payable to an Eligible Employee under an annual cash bonus or incentive compensation plan (other than any payment in the form of equity compensation), including an annual bonus plan or arrangement, of the Company or an Affiliate.

“Investment Options” means the investment options, as determined from time to time by the Committee, used to credit earnings, gains and losses on Account balances.

“Participant” means an Eligible Employee who elects to defer amounts under the Plan.

“Payment Date” means, in the case of a lump sum payment, the 30th day following an event triggering a payment. In the case of installment payments “Payment Date” means the first day of the calendar quarter beginning on or after the event triggering a payment.

“Plan” means the Prudential Financial Inc. Executive Deferred Compensation Plan for Jennison Associates LLC, as set forth herein and as amended from time to time.

“Plan Year” means January 1 through December 31.

“Retirement” means to Separate from Service after one specified date for each Participant occurring on the earlier of: (1) the Participant’s thirtieth (30th) anniversary of his Date of Hire, or

(2) the later of Participant’s attainment of age sixty (60) or the fifteenth (15th) anniversary of his Date of Hire. When an Employee becomes eligible to participate in the Plan, the Committee shall determine the Retirement date for the Employee as one specified date in accordance with the foregoing.

“Savings Plan” means the Jennison Associates Savings Plan, as amended from time to time.

“Separation from Service” or “Separate from Service” means a “separation from service” within the meaning of Code section 409A.

“Subsequent Deferral Election” means an election to change the time or form of payment of a Participant’s Account balance pursuant to Section 4.7.

“Unforeseeable Emergency” means a severe financial hardship to a Participant resulting from an illness or accident of the Participant, the Participant’s spouse, or a dependent (as defined in Code section 152(a)) of the Participant, loss of the Participant’s property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Participant.

“Voting Power” of a company means such number of the Voting Securities as shall enable the holders thereof to cast a percentage of all the votes which could be cast in an annual election of directors.

“Voting Securities” means all securities of a company entitling the holders thereof to vote in an annual election of directors.

ARTICLE II

PARTICIPATION

Participation in the Plan shall be limited to Eligible Employees. The Committee shall notify any Employee of his status as an Eligible Employee at such time and in such manner as the Committee shall determine. An Eligible Employee shall become a Participant by making a deferral election under Article III.

ARTICLE III

PARTICIPANT ACCOUNTS

3.1. Deferral Elections. Deferrals may be made by a Participant with respect to Incentive Awards, as permitted by the Committee. An Eligible Employee may elect to defer any portion of an Incentive Award up to 100% net of any payroll tax obligations. The minimum amount of an Incentive Award to be deferred shall be $10,000 and deferral percentages shall be in increments of five (5%) percentage points.

In order to elect to defer Eligible Income earned during a Plan Year, an Eligible Employee shall file an irrevocable Deferral Form with the Committee before the beginning of such Plan Year. Notwithstanding the foregoing, in the first year in which an Employee becomes eligible to participate in the Plan, a deferral election may be made with respect to services to be performed subsequent to the election within 30 days after the date the Employee becomes eligible to participate in the Plan to the extent permitted under Code section 409A and as permitted by the Committee or at such earlier date as the Committee may require.

3.2. Cancellation of Election. If a Participant becomes disabled or obtains a distribution under Section 4.5 on account of an Unforeseeable Emergency during a Plan Year, his deferral election, or ability to make a deferral election, for such Plan Year shall be cancelled. For purposes of this Section 3.2, disabled refers to a condition caused by any medically determinable physical or mental impairment resulting in the Participant’s inability to perform the duties of his or her position or any substantially similar position, where such impairment can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months.

3.3. Crediting of Deferrals. Eligible Income deferred by a Participant under the Plan shall be credited to the Participant’s Account as soon as practicable after the amounts would have otherwise been paid to the Participant.

3.4. Vesting. A Participant shall at all times be 100% vested in any amounts credited to his Account.

3.5. Earnings. The Company shall periodically credit gains, losses and earnings to a Participant’s Account, until the full balance of the Account has been distributed. Amounts shall be credited to a Participant’s Account under this Section based on the results that would have been achieved had amounts credited to the Account been invested as soon as practicable after crediting into the Investment Options selected by the Participant. The Committee shall specify procedures to allow Participants to make elections as to the deemed investment of amounts newly credited to their Accounts, as well as the deemed investment of amounts previously credited to their Accounts. Nothing in this Section or otherwise in the Plan, however, will require the Company to actually invest any amounts in such Investment Options or otherwise.

ARTICLE IV

DISTRIBUTION OF ACCOUNT BALANCE

4.1. Distribution Upon Separation. A Participant’s Account balance shall normally be distributed to him in a lump sum payment on the Payment Date on or following the date which is six months after the date of the Participant’s Separation from Service. A Participant may elect on a Deferral Form, in the event of his Retirement, to have the portion of his Account related to amounts deferred under the Deferral Form (and earnings thereon) distributed in quarterly installments over a period of 1, 3, or 5 years with payments commencing on the Payment Date on or following the date which is six months after the date of the Participant’s Retirement. Notwithstanding any election by a Participant, if the Participant’s Account balance is less than the applicable dollar amount under section 402(g)(1)(B) of the Code at the time the Participant Separates from Service, the full Account balance shall be distributed in a lump sum payment on the Payment Date on or following the date which is six months after the date of the Participant’s Separation from Service.

4.2. Distribution as of Specified Date. A Participant may elect on a Deferral Form to have the portion of his Account related to amounts deferred under a Deferral Form (and earnings thereon) paid to the Participant: (a) as of a specified date no earlier than three (3) years and no later than ten (10) years after the date such amounts would otherwise have been paid; and (b) in quarterly installments over a period of 1, 3, or 5 years with payments commencing on the Payment Date on or following the specified date. If a Participant does not Separate from Service before the specified date, such portion of the Account will be paid on the specified date and in the form elected under the Deferral Form and will not be subject to Section 4.1. If a Participant Separates from Service before the specified date, such portion of the Account will be paid in accordance with Section 4.1.

4.3. Distribution Upon Disability. Notwithstanding any elections by a Participant (other than pursuant to this Section 4.3) or provisions of the Plan to the contrary, if a Participant becomes Disabled before full distribution of his Account balance, any remaining Account will be distributed in a lump sum payment on the Payment Date following the date the Participant becomes Disabled. A Participant may elect on a Deferral Form to have his entire Account (and earnings thereon) distributed in quarterly installments over a period of 1, 3, or 5 years with payments commencing on the Payment Date following the date the Participant becomes Disabled.

4.4. Distributions Upon Death. Notwithstanding any elections by a Participant or provisions of the Plan to the contrary, if a Participant dies before full distribution of his Account balance, any remaining Account balance will be distributed in a lump sum payment on the Payment Date following the Participant’s death to the Participant’s beneficiary. A Participant shall designate his beneficiary in a writing delivered to the Committee prior to death in accordance with procedures established by the Committee. If a Participant has not properly designated a beneficiary or if no designated beneficiary is living on the date of distribution, such amount shall be distributed to the Participant’s estate.

4.5. Unforeseeable Emergency. Upon demonstration to the Committee that a Participant has experienced an Unforeseeable Emergency, the Participant may withdraw all or any portion of his Account balance in a lump sum payment on the Payment Date following the date of an Unforeseeable Emergency. The amounts distributed with respect to an Unforeseeable Emergency may not exceed the amounts necessary to satisfy such Unforeseeable Emergency plus amounts necessary to pay taxes reasonably anticipated as a result of the distribution, after taking into account the extent to which such hardship is or may be relieved through reimbursement or compensation by insurance or otherwise or by liquidation of the Participant’s assets (to the extent the liquidation of such assets would not itself cause severe financial hardship) or by cessation of deferrals under the Plan.

4.6. Change in Control. Notwithstanding any elections by a Participant or provisions of the Plan to the contrary, a Participant’s entire Account balance under the Plan will be distributed to him in a lump sum payment on the Payment Date following the date of a Change in Control.

4.7. Changes in Time or Form of Distribution. The Committee shall establish procedures for making a Subsequent Deferral Election in accordance with the requirements of Code section 409A. In addition to the requirements the Committee may establish, a Participant may make a Subsequent Deferral Election on or after January 1, 2008 solely with respect to distributions as of a specified date pursuant to Section 4.2 by filing an irrevocable written form with the Committee only if the following conditions are satisfied:

(a) the election may not take effect until at least twelve (12) months after the date on which the election is made;

(b) a distribution may not be made earlier than at least five (5) years after the date the distribution would have otherwise been made except for the Subsequent Deferral Election; and

(c) the election must be made at least twelve (12) months before the date of the first scheduled distribution.

The Participant may make only one (1) Subsequent Deferral Election. Any election with respect to the time or form of payment under the Plan after a Participant’s first Subsequent Deferral Election shall be null and void and have no force or effect.

4.8. Effect of Taxation. If a portion of the Participant’s Account balance is includible in income under Code section 409A, such portion shall be distributed immediately to the Participant.

4.9. Permitted Delays. Notwithstanding the foregoing, any payment to a Participant under the Plan shall be delayed upon the Committee’s reasonable anticipation of one or more of the following events:

(a) the Company’s deduction with respect to such payment would be eliminated by application of Code section 162(m); or

(b) the making of the payment would violate Federal securities laws or other applicable law;

provided, that any payment delayed pursuant to this Section 4.9 shall be paid in accordance with Code section 409A.

ARTICLE V

ADMINISTRATION

5.1. General Administration. The Committee shall be responsible for the operation and administration of the Plan and for carrying out the provisions hereof. The Committee shall have the full authority and discretion to make, amend, interpret, and enforce all appropriate rules and regulations for the administration of the Plan and decide or resolve any and all questions, including interpretations of the Plan, as may arise in connection with the Plan. Any such action taken by the Committee shall be final and conclusive on any party. To the extent the Committee has been granted discretionary authority under the Plan, the Committee’s prior exercise of such authority shall not obligate it to exercise its authority in a like fashion thereafter. The Committee shall be entitled to rely conclusively upon all tables, valuations, certificates, opinions and reports furnished by any actuary, accountant, controller, counsel or other person employed or engaged by the Company with respect to the Plan. The Committee may, from time to time, employ agents and delegate to such agents, including employees of the Company, such administrative or other duties as it sees fit.

5.2. Claims for Benefits.

(a) Filing a Claim. A Participant or his authorized representative may file a claim for benefits under the Plan. Any claim must be in writing and submitted to the Committee at such address as may be specified from time to time. Claimants will be notified in writing of approved claims, which will be processed as claimed. A claim is considered approved only if its approval is communicated in writing to a claimant.

(b) Denial of Claim. In the case of the denial of a claim respecting benefits paid or payable with respect to a Participant, a written notice will be furnished to the claimant within 90 days of the date on which the claim is received by the Committee. If special circumstances (such as for a hearing) require a longer period, the claimant will be notified in writing, prior to the expiration of the 90-day period, of the reasons for an extension of time; provided, however, that no extensions will be permitted beyond 90 days after the expiration of the initial 90-day period.

(c) Reasons for Denial. A denial or partial denial of a claim will be dated and signed by the Committee and will clearly set forth:

(i) the specific reason or reasons for the denial;

(ii) specific reference to pertinent Plan provisions on which the denial is based;

(iii) a description of any additional material or information necessary for the claimant to perfect the claim and an explanation of why such material or information is necessary; and

(iv) an explanation of the procedure for review of the denied or partially denied claim set forth below, including the claimant’s right to bring a civil action under ERISA section 502(a) following an adverse benefit determination on review.

(d) Review of Denial. Upon denial of a claim, in whole or in part, a claimant or his duly authorized representative will have the right to submit a written request to the Committee for a full and fair review of the denied claim by filing a written notice of appeal with the Committee within 60 days of the receipt by the claimant of written notice of the denial of the claim. A claimant or the claimant’s authorized representative will have, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits and may submit issues and comments in writing. The review will take into account all comments, documents, records, and other information submitted by the claimant relating to the claim, without regard to whether such information was submitted or considered in the initial benefit determination.

If the claimant fails to file a request for review within 60 days of the denial notification, the claim will be deemed abandoned and the claimant precluded from reasserting it. If the claimant does file a request for review, his request must include a description of the issues and evidence he deems relevant. Failure to raise issues or present evidence on review will preclude those issues or evidence from being presented in any subsequent proceeding or judicial review of the claim.

(e) Decision Upon Review. The Committee will provide a prompt written decision on review. If the claim is denied on review, the decision will set forth:

(i) the specific reason or reasons for the adverse determination;

(ii) specific reference to pertinent Plan provisions on which the adverse determination is based;

(iii) a statement that the claimant is entitled to receive, upon request and free of charge, reasonable access to, and copies of, all documents, records, and other information relevant to the claimant’s claim for benefits; and

(iv) a statement describing any voluntary appeal procedures offered by the Plan and the claimant’s right to obtain the information about such procedures, as well as a statement of the claimant’s right to bring an action under ERISA section 502(a).

A decision will be rendered no more than 60 days after the Committee’s receipt of the request for review, except that such period may be extended for an additional 60 days if the Committee determines that special circumstances (such as for a hearing) require such extension. If an extension of time is required, written notice of the extension will be furnished to the claimant before the end of the initial 60-day period.

(f) Finality of Determinations; Exhaustion of Remedies. To the extent permitted by law, decisions reached under the claims procedures set forth in this Section will be final and binding on all parties. No legal action for benefits under the Plan will be brought unless and until the claimant has exhausted his remedies under this Section. In any such legal action, the claimant may only present evidence and theories which the claimant presented during the claims procedure. Any claims which the claimant does not in good faith pursue through the review stage of the procedure will be treated as having been irrevocably waived. Judicial review of a claimant’s denied claim will be limited to a determination of whether the denial was an abuse of discretion based on the evidence and theories the claimant presented during the claims procedure.

(g) Limitations Period. Any suit or legal action initiated by a claimant under the Plan must be brought by the claimant no later than one year following a final decision on the claim for benefits by the Committee. The one-year limitation on suits for benefits will apply in any forum where a claimant initiates such suit or legal action.

5.3. Indemnification. To the extent not covered by insurance, the Company shall indemnify the Committee, each employee, officer, director, and agent of the Company, and all persons formerly serving in such capacities, against any and all liabilities or expenses, including all legal fees relating thereto, arising in connection with the exercise of their duties and responsibilities with respect to the Plan, provided however that the Company shall not indemnify any person for liabilities or expenses due to that person’s own gross negligence or willful misconduct.

ARTICLE VI

AMENDMENT AND TERMINATION

6.1. Amendment or Termination. The Company reserves the right to amend or terminate the Plan when, in the sole discretion of the Company, such amendment or termination is advisable, pursuant to a resolution or other action taken by the Committee or the Board.

6.2. Effect of Amendment or Termination. Except as required under Code section 409A to preserve favorable tax treatment of amounts deferred under the Plan, no amendment or termination of the Plan, without consent, shall adversely affect the rights of any Participant to amounts credited to his Account as of the effective date of such amendment or termination. However, an amendment may freeze or limit future deferrals and credits of benefits under the Plan on and after the date of such amendment. Upon termination of the Plan, distribution of balances in Accounts shall be made to Participants and beneficiaries in the manner and at the time described in Article IV, unless the Company determines in its sole discretion that all such amounts shall be distributed upon termination of the Plan in accordance with the requirements under Code section 409A. Upon termination of the Plan, no further deferrals of Eligible Income shall be permitted; however, earnings, gains and losses shall continue to be credited to Account balances in accordance with Article III until the Account balances are fully distributed.

ARTICLE VII

GENERAL PROVISIONS

7.1. Rights Unsecured. The right of a Participant or his beneficiary to receive a distribution hereunder shall be an unsecured (but legally enforceable) claim against the general assets of Prudential, and neither the Participant nor his beneficiary shall have any rights in or against any amount credited to any Account or any other specific assets of Prudential. Thus, the Plan at all times shall be considered entirely unfunded for ERISA and tax purposes. Any funds set aside by Prudential for the purpose of meeting its obligations under the Plan, including any amounts held by a trustee, shall continue for all purposes to be part of the general assets of Prudential and shall be available to its general creditors in the event of Prudential’s bankruptcy or insolvency. Prudential’s obligation under the Plan shall be that of an unfunded and unsecured promise to pay money in the future.

7.2. No Guarantee of Benefits. Nothing contained in the Plan shall constitute a guarantee by Prudential or any other person or entity that the assets of Prudential will be sufficient to pay any benefits hereunder.

7.3. No Enlargement of Rights. No Participant or beneficiary shall have any right to receive a distribution under the Plan except in accordance with the terms of the Plan. Establishment of the Plan shall not be construed to give any Participant the right to continue to be employed by or provide services to the Company.

7.4. Spendthrift Provision. No interest of any person in, or right to receive a distribution under, the Plan shall be subject in any manner to sale, transfer, assignment, pledge, attachment, garnishment, or other alienation or encumbrance of any kind; nor may such interest or right to receive a distribution be taken, either voluntarily or involuntarily for the satisfaction of the debts of, or other obligations or claims against, such person.

Notwithstanding the foregoing, all or a portion of a Participant’s Account balance may be paid to another person as specified in a domestic relations order that the Committee determines meets certain requirements (a “Domestic Relations Order”). For this purpose, a Domestic Relations Order means a judgment, decree, or order (including the approval of a settlement agreement) which is:

(a)	issued pursuant to a State’s domestic relations law;

(b)	relates to the provision of child support, alimony payments or marital property rights to a spouse, former spouse, child or other dependent of the Participant;

(c)	creates or recognizes the right of a spouse, former spouse, child or other dependent of the Participant to receive all or a portion of the Participant’s benefits under the Plan;

(d)	requires payment to such person of their interest in the Participant’s benefits in an immediate lump sum payment; and

(e)	meets such other requirements established by the Committee.

The Committee shall determine whether any document received by it is a Domestic Relations Order. In making this determination, the Committee may consider the rules applicable to “domestic relations orders” under Code section 414(p) and ERISA section 206(d), and such other rules and procedures as it deems relevant.

7.5. Applicable Law. To the extent not preempted by federal law, the Plan shall be governed by the laws of the State of New York.

7.6. Incapacity of Recipient. If any person entitled to a distribution under the Plan is deemed by the Committee to be incapable of personally receiving and giving a valid receipt for such payment, then, unless and until a claim for such payment shall have been made by a duly appointed guardian or other legal representative of such person, the Committee may provide for such payment or any part thereof to be made to any other person or institution then contributing toward or providing for the care and maintenance of such person. Any such payment shall be a payment for the account of such person and a complete discharge of any liability of the Company and the Plan with respect to the payment.

7.7. Taxes. The Company or other payor may withhold from a benefit payment under the Plan or a Participant’s wages, or the Company may reduce a Participant’s Account balance, in order to meet any federal, state, or local tax withholding obligations with respect to Plan benefits. The Company or other payor shall report Plan payments and other Plan-related information to the appropriate governmental agencies as required under applicable laws.

7.8. Corporate Successors. The Plan and the obligations of the Company and Prudential under the Plan shall become the responsibility of any successor to the Company or Prudential by reason of a transfer or sale of substantially all of the assets of the Company or Prudential or by the merger or consolidation of the Company or Prudential into or with any other company or other entity.

7.9. No Impact on Other Benefits. Amounts deferred, credited or paid under the Plan shall not be included in a Participant’s compensation for purposes of calculating benefits under any other plan, program or arrangement sponsored by the Company or its Affiliates, unless such plan, program or arrangement expressly provides that amounts deferred, credited or paid under the Plan shall be included.

7.10. Data. Each Participant or beneficiary shall furnish the Committee with all proofs of dates of birth and death and proofs of continued existence necessary for the administration of the Plan, and the Company shall not be liable for the fulfillment of any Plan benefits in any way dependent upon such information unless and until the same shall have been received by the Committee, or its designee, in a form satisfactory to it.

7.11. Unclaimed Benefits. Each Participant shall keep the Committee informed of his current address and the current address of his designated beneficiary. The Committee shall not be obligated to search for the whereabouts of any person if the location of a person is not made known to the Committee.

7.12. Severability. In the event any provision of the Plan shall be held invalid or illegal for any reason, any illegality or invalidity shall not affect the remaining parts of the Plan, but the Plan shall be construed and enforced as if the illegal or invalid provision had never been inserted.

7.13. Words and Headings. Words in the masculine gender shall include the feminine and the singular shall include the plural, and vice versa, unless qualified by the context. Any headings used herein are included for ease of reference only, and are not to be construed so as to alter the terms hereof.

7.14. Entire Agreement. The Plan and any Deferral Forms contain the entire agreement and understanding of the parties hereto relating to the subject matter hereof, and supersedes all prior and contemporaneous discussions, agreements and understandings of every nature relating to the subject matter.

IN WITNESS WHEREOF, Prudential Financial, Inc. has caused this Prudential Financial, Inc. Executive Deferred Compensation Plan for Jennison Associates LLC to be executed by its duly authorized officer on this 9th day of October, 2007.

PRUDENTIAL FINANCIAL, INC

By:	/s/ Haroon Saeed
Vice President, Compensation